333 W. Wacker Drive, Suite 2300

Chicago, IL 60606

July 3, 2018

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	Jones Lang LaSalle Income Property Trust, Inc.

Request for Acceleration

File No. 333-222533

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Jones Lang LaSalle Income Property Trust, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of its Registration Statement on Form S-11 (File No. 333-222533) and declare the Registration Statement, as then amended, effective as of 10:00 a.m. EST on July 6, 2018, or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

If you have any questions regarding the foregoing, please do not hesitate to call me at (312) 897-4142.

Sincerely,

/s/ GORDON G. REPP

Gordon G. Repp

General Counsel and Secretary

cc:	Ms. Rosemarie A. Thurston, Alston & Bird LLP

Mr. Jason W. Goode, Alston & Bird LLP